Exhibit T3E.1

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is made and entered into as of this [—] day of [—], 2009, by and among the Holders of Outstanding Notes (as defined below) named in Schedule 1 hereto (each a “Holder” and collectively, the “Holders”) and LTX-Credence Corporation, a Massachusetts corporation (the “Company”).

RECITALS

WHEREAS, each Holder owns the aggregate principal amount of the Company’s 3.5% Convertible Senior Subordinated Notes due 2010 set forth next to such Holder’s name on Schedule 1 hereto (the “Outstanding Notes”) hereto;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, each Holder desires to exchange the Outstanding Notes for an equal principal amount of the Company’s 3.5% Convertible Senior Subordinated Notes due 2011 bearing CUSIP Number [—] (the “New Notes”) (such transaction being referred to herein as the “Exchange Transaction”);

WHEREAS, the New Notes will be issued pursuant to the Indenture, dated as of [—], 2009 (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, which has been qualified pursuant to the Company’s Form T-3 for Applications for Qualification of Indentures under the Trust Indenture Act of 1939 filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 13, 2009 (File No. 022-28885), as amended; and

WHEREAS, the Company desires to issue to the Holders New Notes pursuant to the Exchange Transaction on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Exchange

Section 1.1 The Exchange. Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined herein), the Company shall issue and deliver to each Holder New Notes in an aggregate principal amount equal to the aggregate principal amount of the Outstanding Notes being exchanged by such Holder, plus a cash amount equal to all accrued and unpaid interest on such Outstanding Notes at the day prior to the Closing, and such Holder shall transfer, assign, convey and deliver to the Company such Outstanding Notes in exchange therefor.

Section 1.2 Closing. The closing is anticipated to take place on the date hereof at the offices of the Company, 825 University Avenue, Norwood, Massachusetts 02062, or on such other date and at such other place as the parties may agree in writing (the

“Closing”). At the Closing, each Holder shall deliver or cause to be delivered to the Company all of such Holder’s right, title and interest in and to all of the Outstanding Notes being exchanged by such Holder pursuant to Section 1.1 above, and all documentation related thereto, and whatever documents of conveyance or transfer may be necessary or desirable to transfer to and confirm in the Company all right, title and interest in and to such Outstanding Notes, and the Company shall issue to each Holder the New Notes required to be issued to such Holder pursuant to Section 1.1 and pay to each Holder in cash by wire transfer of immediately available funds an amount equal to the accrued and unpaid interest on such Holder’s Outstanding Notes at the day prior to the Closing.

Section 1.3 Conditions to Closing. This Agreement and the Exchange Transaction shall become effective upon the satisfaction of the following conditions:

(a) The Company shall have executed and delivered a global security representing the New Notes in the aggregate principal amount contemplated by Section 1.1 above and Schedule 1 hereto;

(b) Each Holder shall have delivered, or caused to be delivered, to the Company the Outstanding Notes being exchanged by such Holder pursuant to this Agreement; and

(c) The Company shall have delivered to each Holder a certificate of the Company, dated the Closing Date, executed by the secretary of the Company certifying in such capacity and on behalf of the Company as to (i) the incumbency and signature of the officer of the Company who executed this Agreement, the Indenture and the New Notes; and (ii) the adoption of resolutions of the board of directors of the Company which are in full force and effect on the Closing Date, authorizing (x) the execution and delivery of this Agreement, the Indenture and the New Notes; and (y) the performance of the obligations of the Company hereunder and thereunder.

Section 1.4 Exchange of Additional Notes. Before, simultaneously with or after the Closing, subject to the terms of the Indenture, the Company may issue to one or more holders of Outstanding Notes New Notes in an aggregate principal amount that, together with the New Notes issued pursuant to this Agreement, does not exceed $[—].

ARTICLE II

Representations and Warranties of the Holders

The Holders, jointly and severally, hereby make the following representations and warranties, each of which is true and correct on the date hereof and shall survive the date of the Closing and the transactions contemplated hereby to the extent set forth herein:

Section 2.1 Existence and Power.

(a) Each of the Holders is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b) The execution of this Agreement by the Holders and the consummation by the Holders of the transactions contemplated hereby do not and will not constitute or result in a breach, violation or default under any note bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of any Holder or on the part of any other party thereto or cause the acceleration or termination of any obligation or right of any Holder, except for such breaches, violations or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Holder to perform its obligations under this Agreement.

Section 2.2 Valid and Enforceable Agreement; Authorization. This Agreement has been duly executed and delivered by each Holder and constitutes a legal, valid and binding obligation of such Holder, enforceable against such Holder in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity.

Section 2.3 Title to Outstanding Notes. The Holders are the sole legal and beneficial owners of and have good and valid title to the Outstanding Notes, free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto. None of the Holders have, in whole or in part, (i) assigned, transferred, hypothecated, pledged or otherwise disposed of the Outstanding Notes or the rights of any Holder in such Outstanding Notes, or (ii) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Outstanding Notes.

Section 2.4 Investment Decision.

(a) Each Holder is familiar with the Company’s objectives and business plan, has reviewed the Company’s filings with the SEC, including, without limitation, the Company’s Annual Report on Form 10-K filed on October 14, 2008, the Company’s Quarterly Report on Form 10-Q filed on March 12, 2009 and the Company’s Definitive Proxy Statement filed on November 14, 2008 (all of such filings with the SEC referred to, collectively, as the “SEC Documents”), and has had such opportunity to ask questions of and to obtain from representatives of the Company such information as is necessary to permit such Holder to evaluate the merits and risks of an investment in the Company and has independently, without reliance upon any representatives of the Company and based on such information as such Holder deemed appropriate, made its own analysis and decision to enter into this Agreement.

(b) Each Holder has sufficient experience and ability in business, financial and investment matters and has had the opportunity to consult with its accounting, tax, financial and legal advisors to be able to evaluate the risks involved in the exchange of the Outstanding Notes pursuant hereto and to make an informed investment decision with respect to such exchange and has, in fact, evaluated such risks and made such an informed decision.

(c) The Holders approached the Company and initiated negotiations with the Company regarding the Exchange Transaction. Prior to the Holders’ initiation of such negotiations, neither the Company nor anyone acting on the Company’s behalf approached any Holder regarding the Exchange Transaction.

(d) The New Notes are being issued to the Holders solely in exchange for the Outstanding Notes and the Holders have not directly or indirectly paid any additional consideration to the Company in connection with the Exchange Transaction.

(e) No Holder is aware of any reason why the New Notes cannot be issued under the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

(f) Each Holder acknowledges that the Company is relying on the truth and accuracy of the foregoing representations and warranties in the offering of the New Notes to the Holders without having first registered the New Notes or the shares of the Company’s common stock (the “Common Stock”), $.05 par value per share, into which the New Notes may be converted (the “Underlying Common Stock”) under the Securities Act.

Section 2.5 Purchase Entirely for Own Account. Each Holder is acquiring the New Notes being acquired by it pursuant to this Agreement only for investment purposes for such Holder’s own account.

Section 2.6 No Public Market. The Holders understand that no public market now exists for the New Notes, and that the Company has made no assurance that a public market will ever exist for the New Notes.

Section 2.7 Legends. The Holders understand that the New Notes and any shares of Underlying Common Stock will bear one or more of the legends required by the Indenture, and the removal of such legends shall be governed by the terms of the Indenture.

Section 2.8 Affiliate Status. No Holder is, or has been within the three months preceding the date of this Agreement, an “affiliate” of the Company as such term is defined in Rule 144 under the Securities Act.

ARTICLE III

Representations, Warranties and Covenants of the Company

The Company hereby makes the following representations, warranties, and covenants each of which is true and correct on the date hereof and shall survive the date of the Closing and the transactions contemplated hereby to the extent set forth herein.

Section 3.1 Existence and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power, authority and capacity to execute and deliver this Agreement, to perform the Company’s obligations hereunder, and to consummate the transactions contemplated hereby.

(b) The execution of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (i) does not require the consent, approval, authorization, order, registration or qualification of, or filing with, any governmental authority or court, or body or arbitrator having jurisdiction over the Company other than filings required by state securities regulators; and (ii) does not and will not constitute or result in a breach, violation or default under any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, or with the Company’s articles of organization or by-laws, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Company or on the part of any other party thereto or cause the acceleration or termination of any obligation or right of the Company or any other party thereto, except for such breaches, violations or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company or the ability of the Company to perform its obligations under this Agreement.

Section 3.2 Valid and Enforceable Agreement; Authorization. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity.

Section 3.3 Capitalization. At the Closing, the authorized capital stock of the Company will consist of [•] shares of Common Stock, par value $0.05 per share. As of the close of business on [•], 2009, there were [•] shares of Common Stock issued and outstanding. All such issued and outstanding shares have been duly authorized and validly issued, and are fully paid and non-assessable, and were issued in compliance with all applicable state and federal laws concerning the issuance of securities and all applicable pre-emptive, participation, rights of first refusal and other similar rights.

Section 3.4 Valid Issuance of the New Notes. The New Notes, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will constitute legal and binding obligations of the Company, be validly issued and free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws and liens or encumbrances created by or imposed by a Holder, and enforceable against the Company in accordance with their terms, except that such enforcement may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (b) general principles of equity. Assuming the accuracy of the representations of each Holder in Article II of this Agreement and subject to the filings required under the federal and state securities laws, the New Notes will be issued in compliance in all material respects with all applicable federal and state securities laws. The Underlying Common Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Company’s Articles of Organization, as amended, the Indenture and the New Notes, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under applicable federal and state securities laws and liens or encumbrances created by or imposed by a Holder. Based in part upon the representations of each Holder in Article II of this Agreement, the Underlying Common Stock will be issued in compliance in all material respects with all applicable federal and state securities laws.

Section 3.5 Exchange Transaction. The New Notes are being issued to the Holders solely in exchange for the Outstanding Notes and the Company has not received from the Holders, directly or indirectly, any additional consideration in connection with the Exchange Transaction. The Company has not paid and will not pay, directly or indirectly, any commission or other remuneration for soliciting the Exchange Transaction. The issuance of the New Notes is exempt, and the issuance of the Underlying Common Stock will be exempt from the registration requirements of the Securities Act under the exemption from registration provided by Section 3(a)(9) of the Securities Act.

Section 3.6 Financial Statements. Except as qualified in the SEC Documents, the audited and unaudited financial statements and schedules included in the SEC Documents, present fairly in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods specified; except as qualified in the SEC Documents, such financial statements and schedules have been prepared in conformity with generally accepted accounting principles applied on a consistent basis during the periods involved.

Section 3.7 Legal Proceedings. No legal or governmental proceedings or investigations are pending or, to the knowledge of the Company, threatened to which the Company is a party or to which the property of the Company or any of its subsidiaries is subject that are not described in the SEC Documents, except for such proceedings or investigations which would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect. As used in this Agreement, the term “Material Adverse Effect” shall mean when used in respect of any matter relating to the Company a material adverse effect on the business, condition (financial or otherwise), properties or results of operations of the Company and its subsidiaries, considered as one enterprise, or would materially adversely affect the ability of the Company to perform its obligations under the Agreement and the New Notes.

Section 3.8 Intellectual Property. The Company and its subsidiaries own or possess, or can acquire on reasonable terms, adequate rights to use all material patents, trademarks, service marks, trade names and copyrights, licenses, all applications and registrations for each of the foregoing, and all other material proprietary rights and confidential information necessary to conduct their respective businesses as currently conducted; and none of the Company and its subsidiaries has received any notice, or is otherwise aware, of any infringement of or conflict with the rights of any third party with respect to any of the foregoing which would reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect.

Section 3.9 Insurance. The Company and its subsidiaries are insured by insurers of recognized financial responsibility (including self-insurance) against such losses and risks and in such amounts and with such deductibles as are believed to be prudent in the businesses in which they are engaged, except where the failure to have such would not reasonably be expected to have a Material Adverse Effect; and none of the Company and its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect.

Section 3.10 Compliance with Laws; Permits. The Company and its subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to have such certificates, authorizations and permits would not reasonably be expected to have a Material Adverse Effect, and none of the Company and its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which would reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect. The Company and its subsidiaries are and have been in compliance with all applicable laws, statutes, ordinances, rules, regulations, orders, judgments, decisions, decrees, standards, and requirements relating to their respective businesses, except where any such non-compliance would not reasonably be expected to have a Material Adverse Effect.

Section 3.11 No Material Adverse Effect. Since the respective dates as of which information is given in the SEC Documents, there has not been any Material Adverse Effect affecting the Company or its subsidiaries.

ARTICLE IV

Miscellaneous Provisions

Section 4.1 Notice. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) with return receipt requested or sent by reputable overnight courier service (charges prepaid) to such address and to the attention of such person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally, three business days after deposit in the U.S. mail postage prepaid with return receipt requested and two business days after deposit postage prepaid with a reputable overnight courier service for delivery on the next business day.

Section 4.2 Hart-Scott-Rodino Act. Each Holder agrees not to convert any New Notes unless any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to such conversion shall have expired or been terminated. The Company agrees to use commercially reasonable efforts to assist each Holder in causing any such waiting period to expire or terminate.

Section 4.3 Entire Agreement. This Agreement, the schedules hereto, and the other documents and agreements executed in connection with the Exchange Transaction embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including, without limitation, any term sheets, emails or draft documents.

Section 4.4 Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns.

Section 4.5 Counterparts. This Agreement may be executed in multiple counterparts, and on separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

Section 4.6 Remedies Cumulative. Except as otherwise provided herein, all rights and remedies of the parties under this Agreement are cumulative and without prejudice to any other rights or remedies available at law.

Section 4.7 Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of New York.

Section 4.8 No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto.

Section 4.9 Waiver; Consent. This Agreement may not be changed, amended, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto. No waiver of any of the provisions or conditions of this Agreement or any of the rights of a party hereto shall be effective or binding unless such waiver shall be in writing and signed by the party claimed to have given or consented thereto. Except to the extent otherwise agreed in writing, no waiver of any term, condition or other provision of this Agreement, or any breach thereof shall be deemed to be a waiver of any other term, condition or provision or any breach thereof, or any subsequent breach of the same term, condition or provision, nor shall any forbearance to seek a remedy for any noncompliance or breach be deemed to be a waiver of a party’s rights and remedies with respect to such noncompliance or breach.

Section 4.10 Word Meanings. The words such as “herein”, “hereinafter”, “hereof”, and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural, and vice versa, unless the context otherwise requires. The masculine shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

Section 4.11 No Broker. Neither party has engaged any third party as broker or finder or incurred or become obligated to pay any broker’s commission or finder’s fee in connection with the transactions contemplated by this Agreement other than such fees and expenses for which it shall be solely responsible.

Section 4.12 Further Assurances. Each of the Holders and the Company hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions, as any other party may reasonably request in connection with the transactions contemplated by this Agreement.

Section 4.13 Costs and Expenses. Each party hereto shall pay its own costs and expenses incurred by it in connection with the negotiation, preparation, execution and performance of this Agreement, including, but not limited to, its attorneys’ fees.

Section 4.14 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Section 4.15 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

HOLDERS:

_________________________________________

By: ______________________________________

Name:

Title:

_________________________________________

By: ______________________________________

Name:

Title:

Signature Page to Exchange Agreement

THE COMPANY:

LTX-CREDENCE CORPORATION

By: ______________________________________

Name:

Title:

Signature Page to Exchange Agreement

Schedule 1

Schedule of Holders / Outstanding Notes

Name of Holder	Aggregate Principal Amount of Outstanding Notes
[•]	$[•]
[•]	$[•]
[•]	$[•]
[•]	$[•]

Total	$[•]